1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated October 20, 2004	A-1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 21, 2004	By:	/s/ Zhou Deqiang
	Name:	Zhou Deqiang
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Announcement Regarding the Resolutions Passed

at the Extraordinary General Meeting

The Board of the Company is pleased to announce that the Shareholders have, at the EGM of the Company held on October 20, 2004, passed all of the resolutions set out in the notice of EGM dated September 1, 2004.

The EGM of the Company convened pursuant to the notice of EGM dated September 1, 2004 was held at 31 Jinrong Street, Xicheng District, Beijing, PRC on October 20, 2004. There were 80,932,368,321 shares of the Company entitling shareholders to attend and vote for or against the resolutions at the EGM. No shareholders who were entitled to attend the EGM were required to abstain from voting or vote only against the resolutions. Two shareholders and authorised proxies holding an aggregate of 72,903,390,272 shares, representing 90.08% of the total voting shares of the Company, were present at the EGM. This shareholding proportion was in compliance with the quorum requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company. Holders of 5,848,423,951 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 8,000 H shares of the Company appointed directly the chairman of the meeting as their proxy to attend and vote on their behalf. The EGM was chaired by Mr. Zhou Deqiang, Chairman and chief executive officer of the Company. Computershare Hong Kong Investor Services Limited, the H share registrar for the Company, was the scrutineer for the vote-takings. After consideration and voting by the Shareholders and authorised proxies, the following resolutions were passed at the EGM as ordinary and special resolutions:

Ordinary Resolution

1.	The appointment of Mr. Yang Jie and Mr. Sun Kangmin to serve as the executive directors of the Company was approved with their term of office starting from the date of this resolution to September 9, 2005 and that any director of the Company has been authorized to sign on behalf of the Company the director’s service contract with Mr. Yang Jie and Mr. Sun Kangmin respectively, and that the Board has been authorized to determine their remunerations.

72,651,676,655 shares were voted in the affirmative and 251,417,700 shares were voted in the negative, representing 99.66% and 0.34%, respectively, of the total number of shares held by the Shareholders (including proxies) present at the EGM carrying voting rights.

Special Resolution

2.	The articles of association of the Company (the “Articles of Association”) shall be amended as follows:

(a)	Article 6 of the Articles of Association shall be amended as follows:

“The Company’s Articles of Association (the “Articles of Association” or “these Articles of Association”) are enacted in accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) and other PRC laws and administrative regulations.”

(b)	Article 20 of the Articles of Association shall be amended as follows:

“By the approval of the relevant companies department authorised by the State Council, the Company may issue a total of 80,932,368,321 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing 84.41% of the entire issued share capital.”

(c)	Article 21 of the Articles of Association shall be amended as follows:

“All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State-Owned Shares for Raising Social Security Funds, the number of overseas-listed foreign-invested shares (H Shares) converted from a reduction by holders of State-owned shares of their shareholdings of the State-owned shares amounted to 1,262,312,482 shares. The total of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the issued share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 58,346,370,499 shares are held by the promoter, China Telecommunications Corporation, representing 72.09% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,614,082,653 shares representing 6.94% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 957,031,543 shares representing 1.18% of the total of the ordinary shares issued by the Company, and Zhejiang Financial Development Company, holding a total of 2,137,473,626 shares representing 2.64% of the total of the ordinary shares issued by the Company. A total of 13,877,410,000 overseas-listed foreign-invested shares are held by holders of overseas-listed foreign-invested shares, representing 17.15% of the total of the ordinary shares issued by the Company.”

(d)	Article 24 of the Articles of Association shall be amended as follows:

“The registered capital of the Company shall be RMB80,932,368,321.”

(e)	The first paragraph of Article 94 of the Articles of Association shall be amended as follows:

“The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors, of which three (3) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company hereinafter).”

(f)	The second paragraph of Article 133 of the Articles of Association shall be amended as follows:

“If a director or his associate (as defined in the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited) has a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.”

and the directors of the Company have been authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

72,879,594,489 shares were voted in the affirmative and 23,795,783 shares were voted in the negative, representing 99.97% and 0.03%, respectively, of the total number of shares held by the Shareholders (including proxies) present at the EGM carrying voting rights.

Details concerning the newly appointed directors

Details concerning the newly appointed directors are as follows:

Mr. Yang Jie

Mr. Yang Jie, aged 42, is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in wireless electronic engineering. He then obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as the Deputy Director General of Shanxi Administration Bureau of Posts and Telecommunications, the General Manager of Shanxi Telecommunications Corporation, the Vice President of China Telecom Beijing Research Institute and the General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is currently serving as the Deputy General Manager of China Telecommunications Corporation and the Vice President of the Company. Mr. Yang has 20 years of experience in handling issues relating to the operation and management of the telecommunications industry in China. Mr. Yang has not held any directorship in any other listed public companies in the past three years.

Mr. Yang will enter into a service contract with the Company. Under Mr. Yang’s service contract, Mr. Yang’s monthly salary is RMB17,000. The salary was determined by the Board with reference to their perception of the industry standards and the prevailing market conditions. Mr. Yang is also entitled to a year-end discretionary bonus of an amount to be determined by the Board.

As of the date hereof, Mr. Yang has no interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Yang does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matters should be brought to the attention of the Shareholders in respect of Mr. Yang’s appointment.

Mr. Sun Kangmin

Mr. Sun Kangmin, aged 47, is a senior engineer. Mr. Sun previously served as the Department Head of the Information Industry Department of Sichuan Province, the Director General of Communications Bureau of Sichuan Province as well as the Chairman and the General Manager of Sichuan Telecom Company Limited. He is currently serving as the Vice President of the Company. Mr. Sun has 21 years of experience in handling issues relating to the operation and management of the telecommunications industry in China. Mr. Sun has not held any directorship in any other listed public companies in the past three years.

Mr. Sun will enter into a service contract with the Company. Under Mr. Sun’s service contract, Mr. Sun’s monthly salary is RMB17,000. The salary was determined by the Board with reference to their perception of the industry standards and the prevailing market conditions. Mr. Sun is also entitled to a year-end discretionary bonus of an amount to be determined by the Board.

As of the date hereof, Mr. Sun has no interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Sun does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matters should be brought to the attention of the Shareholders in respect of Mr. Sun’s appointment.

Definitions

“Board”	as of the date of this announcement, the board of directors of the Company consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leping as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors

“Company”	China Telecom Corporation Limited
“EGM”	the extraordinary general meeting convened on October 20, 2004 pursuant to the notice of EGM dated September 1, 2004
“Shareholders”	holders of domestic shares and holders of H shares of the Company

By order of the Board

China Telecom Corporation Limited

Li Ping

Company Secretary

Beijing, October 20, 2004

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